Mail Stop 3010

April 16, 2009

Mr. David T. Nguyen
Treasurer and Controller
Portsmouth Square, Inc.
820 Moraga Drive
Los Angeles, CA 90049

> **Re: Portsmouth Square, Inc.**
> **Form 10-K for fiscal year ended June 30, 2008**
> **Filed September 25, 2008**
> **File No. 0-4057**

Dear Mr. Nguyen:

We have reviewed your response letter dated March 16, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the fiscal year ended June 30, 2008

Financial Statements

Consolidated Statements of Operations, page 34

1.   We have considered your response to our prior comment 1. Please revise your income statement presentation to comply with Rule 5-03 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 1 – Business and Significant Accounting Policies and Practices

Minority Interest, page 40

2.   We have considered your response to our prior comment 2. It is not clear from your response whether all of the minority interest holders in Justice have a binding obligation to fund the accumulated deficits of the limited partnership. Please explain to us how your current accounting treatment complies with GAAP or revise your financial statements accordingly.

Note 15 – Income Taxes, page 52

3.   We have considered your response to our prior comment 3. Given the recent history of losses of Portsmouth Square, and the poor economic outlook for the hotel, we remain unclear how you have been able to conclude that no valuation allowance is necessary for the deferred tax assets of Portsmouth. Please explain to us how you have applied the guidance in paragraphs 23 and 24 of SFAS 109 in concluding that adequate positive evidence exists for you to conclude that your deferred tax assets will be realized and therefore warrant not recording a valuation allowance. In addition, please provide us with an analysis detailing the timing of the reversal of your deferred tax liabilities compared to the reversal of your deferred tax assets.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3438 if you have questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant